William M. Mower Direct Dial: (612) 672-8358 Direct Fax: (612) 642-8358 bill.mower@maslon.com

September 29, 2015

VIA EDGAR

Ms. Suzanne Hayes Assistant Director United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	AWA Group LP (the Company”) Offering Statement on Form 1-A Filed June 26, 2015 Amended June 30, 2015 and September 2, 2015 File No. 024-10460

Dear Ms. Hayes:

This letter will respond on behalf of the Company (sometimes referred to herein as the “Partnership”) to your comment letter dated September 15, 2015 (the “Comment Letter”) with respect to the above-referenced document filed by the Company (the “Form 1-A”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our response, which has been numbered to correspond to the Comment Letter. Also enclosed you will find four copies of Amendment No. 3 to the Form 1-A (the “Amendment”) that is being filed on the date hereof, marked to indicate changes from the Form 1-A.

Part I

Item 2. Issuer Eligibility

1.          We refer to prior comment 3. Your revised disclosure on page 23 indicates that if "discussions do not progress" with entities included on the RIA Firm Acquisition Candidate List then you may use the offering proceeds to purchase RIA firms that are not on the list. Please revise the cover page and summary sections to include a representation that any acquisitions you make with the offering proceeds will be limited exclusively to those registered investment advisory firms listed pre-effectively in your Offering Circular. Alternatively, if you are unable to make this representation, please refer to Securities Act Rule 25l(b)(3) and withdraw the Form 1-A.

RESPONSE:     The Amendment removes the statement that the Company may seek to enter into definitive purchase agreements with other RIA firms not on the RIA Firm Acquisition Candidate List. The Amendment revises disclosures on the cover page and pages 4, 5, 22, 24 and 25 of the Amendment as requested.

Ms. Suzanne Hayes Page 2

2.          Please add disclosure to the Offering Circular to explain in detail the steps you would take in the event that you are (i) unsuccessful in acquiring any RIA firms on the candidate list or (ii) have material funds remaining after you complete one or more acquisitions but determine that you will be unable to consummate additional acquisitions with any firms on the list.

RESPONSE:     Pages 22 and 24 of the Amendment contain the following disclosure in response to your request:

“If the Partnership is unsuccessful in acquiring any RIA firms, or if after completing one or more acquisitions the GP determines it is in the best interest of the Partnership not to acquire any additional RIA firms, and the Partnership retains a material amount of Offering proceeds, the GP will determine the amount of funds that are sufficient to provide for the Partnership’s working capital requirements and the remaining proceeds will be distributed to our unitholders.”

Part II - Offering Circular

General

3.          We note per your response to prior comment 1 that you intend to amend your filing to include your financial statements. Please ensure your amendment includes financial statements that meet the requirements of Article 8 of Regulation S-X.

RESPONSE:     Financial statements of the Company in compliance with the requirements of Article 8 of Regulation S-X will be filed by future amendment to the Form 1-A. Additionally, in connection with such amendment, the Balance Sheet Information contained in Part 1 of the Form 1-A will be updated.

Item I. Cover Page

4.          We note your revised disclosure in response to prior comment 5; however, the cover page does not specify the termination date of the offering. In this regard, the cover page indicates when the offering may close but not when it will terminate. Please revise accordingly.

RESPONSE:     The Amendment revises the cover page as requested.

5.          We note the disclosure that the proceeds will be held in escrow by the underwriters. Please tell us how the underwriters will comply with Exchange Act Rule 15c2-4(b) if the underwriters are the ones holding the funds.

RESPONSE:     The Amendment removes the disclosure that the proceeds will be held in escrow by the underwriters. The Amendment revises the cover page and pages 6 and 20 of the Amendment to state that the proceeds of the Offering will be held by an escrow agent. The escrow agent will be an independent third party and will be named in a future amendment.

6.          We note your response to prior comment 6 indicating your belief that a consistent dividend return is a major consideration for investors in this offering. To the extent that you prominently highlight this information at the top of the cover page, please balance this information by also highlighting the risks addressed in the third risk factor on page 8 concerning payment of dividends.

RESPONSE:     The Amendment revises the cover page and pages 5, 7 and 36 to highlight the risks as requested.

Ms. Suzanne Hayes Page 3

Item 3. Summary and Risk Factors, page 4

The amount of any dividends we make, page 8

7.          Please revise the third sentence of the risk factor to clarify whether the GP will agree to limit expenses to ensure they are reasonable in relation to income or, alternatively, explain why it remains uncertain whether the GP will agree to do so.

RESPONSE:     The third sentence of this risk factor, which appears on page 7 of the Amendment, has been revised to state: “While our GP agrees to limit our expenses (other than out of pocket expenses, which our GP will be reimbursed for) to ensure that such expenses are reasonable in relation to our income, we may not achieve investment results that will allow us to make a targeted level of cash dividends or year-to-year increases in cash dividends.”

If the Partnership were deemed an "investment company," page 9

8.          We note your revised disclosure in response to prior comment 12. Please tell us whether investment company status would prevent, or negatively impact, payment of quarterly dividends. If it would impact the dividend, then please revise the final paragraph of the risk factor disclosure.

RESPONSE:     The Company does not believe that an investment company status would materially impact the payment of quarterly dividends.

Item 12. Security Ownership, page 32

9.          We cannot agree with your analysis in response to prior comment 17. We note that the classes of your units contain different voting rights. In this regard, we refer to your disclosure on page 42 indicating that a Class A unitholder loses voting rights if they attain 20% of the Class A holdings. It does not appear that Class B or Class M holders are subject to this same requirement. Accordingly, please revise to include the information on a class basis as required by Item 12.

RESPONSE:     The Amendment clarifies on page 33 of the Amendment that our three classes of units vote as a single class, subject to the above-referenced exception. In addition, the Amendment presents the two outstanding classes of units of the Company (Class A Common and Class M) as two separate tables beginning on page 33 of the Amendment as requested. A table is not included for Class B Units because there are currently no outstanding Class B Units, as disclosed in the Amendment.

Ms. Suzanne Hayes Page 4

10.         Please tell us why the holdings of AWA Management and Mr. Baker are not aggregated. Also, add a column to show current beneficial ownership in addition to the potential postoffering ownership that you now present.

RESPONSE:     The Company believes that Mr. Baker’s indirect holdings in Class M Units through AWA Management and Mr. Baker’s other indirect holdings in Class A Common Units were correctly aggregated in the previous amendment (Amendment No. 2 to Form 1-A) and are appropriately separated in the Amendment in the two tables beginning on page 33 of the Amendment. Mr. Baker, as the Chairman and Chief Executive Officer of AWA Management, has investment and voting power of the Class M Units held by AWA Management. Accordingly, the 900,000 Class M Units were previously included in Mr. Baker’s total beneficial holdings as was described in the footnote. However, pursuant to comment 9 above, the tables are now presented in the Amendment on a class basis. Therefore, because AWA Management is a holder of Class M Units and Mr. Baker’s other indirect holdings are in Class A Common Units, the amounts are no longer aggregated in the separate tables. Mr. Baker’s investment and voting power of the Class M Units and Class A Common Units is disclosed in the footnotes on pages 33 and 34 of the Amendment. In addition, the beneficial ownership tables in the Amendment beginning on page 33 of the Amendment include a new column showing current ownership percentage as requested.

Item 13. Interest of Management, page 34

Private Placements, page 34

Class A Common Units, page 34

11.         We refer to prior comments 17 and 18. Please disclose your transactions with all security holders named in answer to Item 12(a)(2), including anyone holding 10% of any unit class or any promoter. Additionally, your disclosure in response to prior comment 18 indicates that you have unnamed "founders" who hold over 50% of your Class A holdings. With a view to potential disclosure, please tell us who these founders are, and explain their role in your founding.

RESPONSE:     The 1,116,378 Class A Common Units issued to the founders were issued to the family members and personal acquaintances of Mr. Baker pursuant to a series of exchange and release agreements (the “Exchange Agreements”). Pursuant to the Exchange Agreements, each of the founders agreed to accept Class A Common Units in exchange for any rights they may have to obtain securities from AWA Management or certain affiliates thereof. Each of such founders had made various amounts of investments in affiliates of AWA Management, which were used to perform market research, develop a business model which evolved to the Company’s current business model and pay for professional services to further explore and develop such business model. None of such founders hold 10% or more of the aggregate amount of Class A Common Units outstanding.

12.	Please revise to disclose the dollar amount paid in each transaction.

RESPONSE:     As stated in the response to comment 11 above, no dollar amounts were directly paid by the founders to the Company for the Class A Common Units.

Item 14. Securities Being Offered, page 35

Return of Capital Distributions, page 46

13.         Please revise to disclose the final sentence of your response to prior comment 19 so that investors will understand how they would know whether a dividend payment is or is not a return of capital.

RESPONSE:     Page 47 of the Amendment contains the following disclosure in response to your request: “The Schedules K-1 that are issued to the unitholders will identify whether a dividend payment constitutes a return of capital.”

RIA Firm Acquisition Candidate List, page 53

Ms. Suzanne Hayes Page 5

14.         Please revise to include the candidate list in your Summary. Also, revise the cover page to provide a cross reference to the page containing the candidate list.

RESPONSE:     The Amendment includes the candidate list in the Summary on page 5 of the Amendment as requested. The cover page of the Amendment provides a cross reference to the page containing the candidate list as requested.

*           *           *

As you requested, on behalf of the Company, the Company acknowledges as follows:

[1]	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

[2]	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

[3]	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned by telephone at 612-672-8358, or by email at Bill.Mower@maslon.com.

Sincerely,

/s/ William M. Mower
William M. Mower, P.A.

Cc:      L. Edward Baker